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TEL: 81-3-5251-1601

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WASHINGTON, D.C.

March 15, 2004

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Optical Co., Ltd.
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith are nine English language press releases issued by the Company between February 12, 2004 and March 4, 2004. Additionally, between February 16, 2004 and February 25, 2004, the Company issued eight Japanese language press releases without preparing English translations. We have therefore furnished English summaries of these Japanese language press releases below:

- Press release, dated February 16, 2004, regarding the launch of a portal website to provide general information on digestive diseases and endoscopic treatments

- Press release, dated February 18, 2004, regarding the introduction of the "Voice-Trek VN-120", "Voice-Trek VN-240" and "Voice-Trek VN-480PC" IC recorders

dlw 3/17

- Press release, dated February 23, 2004, regarding the introduction of a new line of products for underwater digital photography

- Press release, dated February 23, 2004, regarding an xD picture card reader/writer giveaway campaign for purchasers of certain Olympus digital cameras

- Press release, dated February 23, 2004, regarding an xD picture card promotional campaign

- Press release, dated February 24, 2004, regarding the development and deployment of a new type of two dimensional bar code, "ST code"

- Press release, dated February 24, 2004, regarding the achievement by the Olympus group of the ISO 14001 certification on environmental management systems

- Press release, dated February 25, 2004, regarding the introduction of the "VISERA OFFICE Set" videoscope system for otolaryngologists

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,

Masahisa Ikeda / pfg

Masahisa Ikeda

Enclosures

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

February 12, 2004

OLYMPUS E-SYSTEM INTERCHANGEABLE-LENS-TYPE DIGITAL SLR DEVELOPMENT LEADER RECEIVES PMDA 2004 TECHNICAL ACHIEVEMENT AWARD

Olympus Corporation (President: Tsuyoshi Kikukawa) is proud to announce that Mr. Yasuo Asakura, development leader of the 'designed for digital' Olympus E-System interchangeable-lens-type digital SLR camera system, has been presented with the 2004 Technical Achievement Award by the PhotoImaging Manufacturers and Distributors Association (PMDA) of the United States. Mr. Asakura is a Group Leader in the Research and Development Department at the Imaging Systems Group of Olympus Corporation.

Established in 1939, the PMDA is an association of camera manufacturers and sales companies that plays a central role in promoting imaging industry activities. Each year, the PMDA presents awards recognizing those who have contributed significantly to the advancement of imaging-related products, services, and activities.

Mr. Asakura, the winner of the PMDA 2004 Technical Achievement Award, joined Olympus in 1981. Early in his career, he was involved in the development of OM series interchangeable-lens-type 35mm film SLR cameras and L series integrated-lens-type 35mm film cameras. Later, he was appointed development group leader for the CAMEDIA E-10 and CAMEDIA E-20 integrated-lens-type digital SLR cameras. In addition to his work on these advanced, high-quality, film and digital cameras, the PMDA award also honors his role as a leader in the development of the designed-for-digital Olympus E-1 and Olympus E-System, interchangeable-lens-type digital SLR camera system. The award was officially presented to Mr. Asakura at an awards dinner held at the Mirage Hotel in Las Vegas, Nevada on the eve of the PMA 2004 Annual Convention and Trade Show that runs from February 12 through 15.

The E-1 interchangeable-lens-type digital SLR camera and system represent a fusion of superior optical technology and advanced digital technology, and were developed according to a design concept of "the highest image quality in every detail." Olympus is delighted that the developer of the E-System – an interchangeable-lens-type SLR camera system that can be said to stand at the apex of digital camera performance – has been honored with this prestigious award, and it vows to continue its efforts to develop new digital camera technologies and products in response to user needs.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

February 13, 2004

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD., SANYO ELECTRIC CO., LTD., AND SIGMA CORPORATION TO SUPPORT FOUR THIRDS SYSTEM STANDARD FOR DEDICATED DIGITAL SLR CAMERA SYSTEMS

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the addition of three more firms to the roster of companies supporting the Four Thirds System standard for digital SLR camera systems. The three firms (in alphabetical order) are: Matsushita Electric Industrial Co., Ltd.* (best known for its "Panasonic" brand products), Sanyo Electric Co., Ltd., and Sigma Corporation. The Four Thirds System standard continues to be open to all, and the participation of additional firms is being encouraged.

The Four Thirds System standard defines a standard for the design and development of an entirely new generation of digital SLR camera systems and was established in an effort to fully realize the potential user and performance benefits offered by modern digital imaging technology. The Four Thirds System uses a four-thirds-type image sensor, making it possible to design extremely compact lenses that also have the optical characteristics needed to maximize sensor performance. In addition, the system defines an open standard for lens mounts that provides consumers with a wider range of choice by assuring compatibility between Four Thirds System bodies and lenses produced by different manufacturers. In October 2003, Olympus introduced a range of Four Thirds System products that included the E-1 interchangeable-lens-type digital SLR and other Olympus E-1 System components.

The Four Thirds System standard was announced in September 2002 by Olympus Corporation and Eastman Kodak Company of the United States, and has been supported since its inception by Fuji Photo Film Co, Ltd. In the future, we will continue to promote industry-wide participation by encouraging other manufacturers to join in developing this open standard to the benefit of all.

* Image sensor standard support

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

Technical Information TruePic TURBO

IMAGE QUALITY & SPEED IMPROVEMENTS OFFERED BY THE NEW TRUEPIC TURBO IMAGE PROCESSOR

The three components that most directly affect digital camera image quality and performance are the lens, the image pick up sensor, and the image processor. Of these three, the image processor plays a pivotal role as the 'brains' of the digital camera, and it is this component that has recently benefited from important new advances in Olympus imaging technology. Known as the 'TruePic TURBO image processor', it offers significantly improved image quality and faster processing speeds.

TruePic TURBO Technology & Performance Advantages

Improved Image Quality

Image quality has been improved in three key areas: color fidelity has been improved, SN (signal to noise) response has been improved, and high-resolution image clarity has been enhanced. The TruePic TURBO image processor achieves these improvements in image quality by incorporating the following three technologies.

Proper Gamma II Technology

Unlike conventional systems that take color-filtered input from the CCD and apply the same gamma adjustment to both color and luminance signals, Olympus' Proper Gamma II technology separates the color and luminance signals and calculates the optimum adjustment for each signal type individually. As a result, the camera's ability to recognize subtle tonal gradations is significantly enhanced, and the colors of the original subject are faithfully rendered.

Advanced Noise Filter II Technology

The Advanced Noise Filter II uses newly developed technology to discriminate between genuine image data and unwanted noise signal more accurately than previous filters. By preserving the sharpness of high-resolution lens image signal data from the CCD and assuring that only extraneous noise is reduced, it improves the edge definition of individual image elements.

Advanced SF Filter Technology

The Advanced SF Filter uses a high-level filtering process based on exclusive Olympus image signal analysis technologies to optimize the spatial frequency of image data and enhance high-resolution clarity and image detail.







image sample **Image Result with Previous Image Processor** **Image Result with TruePicTURBO**
(close-up view of blue-framed area in image sample)

Faster Processing Speeds

In addition to speeding up image data processing for the large image files generated by high-pixel-count digital cameras, TruePic TURBO also improves camera responsiveness and operating ease. It closely integrates the image processor's calculation engine and hardware elements to eliminate unnecessary processing tasks, accelerating the startup system check and other internal camera processes. As a result, the image processing such as start-up process, shutter release, recording, playback and sequential shooting are all significantly speeded up for more responsive camera operation.

TruePic TURBO-Equipped Models

The TruePic TURBO image processor is featured on the CAMEDIA C-8080 Wide Zoom, μ-30 DIGITAL, CAMEDIA C-770 Ultra Zoom, CAMEDIA C-760 Ultra Zoom

TruePic TURBO Naming & Logo

"TruePic TURBO" is the name given to Olympus' new image processor, and reflects the company's long-standing commitment to high image quality, and to the high-speed response that enables users to capture images of dramatic moments in time. Olympus has emphasized image quality since it first entered the consumer digital camera market, and defines "high image quality" as "image quality that is as sharp, clear, and true as human vision." The name, "TruePic TURBO," was chosen to represent this combined commitment to "true" quality and "turbo" speed.

In the same manner, the TruePic TURBO logo uses a motif of brilliance and light to represent the new technology's speed and innovation. In addition, the logo's overall design has an air of dynamism that is meant to express the thrill of digital photography that TruePic TURBO delivers.

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

February 16, 2004

OLYMPUS INTRODUCES COMPACT, LIGHTWEIGHT ZUIKO DIGITAL ED150mm F2.0 LENS FOR OLYMPUS E-SYSTEM SLR CAMERAS

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of a compact, lightweight, large-aperture ZUIKO DIGITAL ED150mm (300mm) F2.0 interchangeable lens for the Olympus E-System, which complies with the new Four Thirds System standard. The lens is scheduled to go on sale in the summer of 2004.

The new ZUIKO DIGITAL ED150mm (300mm) F2.0 is a large-aperture telephoto lens for the digital SLR Olympus E-System that is based on the Four Thirds System standard. Ideal for nature and sports photography, it is the second large-aperture telephoto lens in the ZUIKO DIGITAL lineup, where it joins the previously introduced ZUIKO DIGITAL ED300mm (600mm) F2.8. The new lens exemplifies the performance advantages of Four Thirds System lens design, and is unprecedented in combining a first aperture of F2.0 with exceptionally compact size, low weight, and telephoto power that is equivalent to 300mm in a 35mm film camera lens, giving photographers the mobility needed to shoot in a much wider range of situations then ever before. In addition, it offers the compression of perspective that is a unique characteristic of telephoto lenses, and, thanks to the use of Super ED and ED lens elements, exceptionally sharp imaging with an absolute minimum of chromatic aberration. It also has superb defocusing characteristics that make it possible for photographers to precisely achieve their creative goals when shooting portraits, sports, wildlife and other subjects where there is a need to make the subject stand out.

Note: Figures in parentheses (   ) indicate equivalent focal length for a 35mm film camera lens.

Product Name	MSRP (excluding tax)	Launch Date	Monthly Production
ZUIKO DIGITAL ED150mm F2.0	TBA	Summer 2004	TBA



ZUIKO DIGITAL ED150MM F2.0

MAIN FEATURES

Compact Four Thirds System Design for Unprecedented Handling Ease

Highly mobile telephoto shooting is made possible by Four Thirds System design, which enables this extremely compact and lightweight lens (size ϕ 100 × 146mm and weight 1,350g) to offer the focal length equivalent of 300mm in a 35mm film camera lens, and a bright F2.0 aperture. Exemplifying the performance advantages of the Four Thirds System in every detail, the ZUIKO DIGITAL ED150mm F2.0 is a large-aperture telephoto lens that offers high mobility, high image quality, outstanding brightness, and excellent close-focus capability.

Large, F2.0 Aperture for Expanded Shooting Capabilities

When shooting in situations that require the use of fast shutter speeds, the lens' sharp, crisp imaging and excellent defocusing characteristics at the maximum aperture of F2.0 make it possible to capture images of sports and wildlife that capture the drama of every play and movement.

Super ED and ED Lens Elements for an Absolute Minimum of Chromatic Aberration

To suppress the chromatic aberration that telephoto lenses are inherently susceptible to, the ZUIKO DIGITAL ED150mm F2.0 incorporates one ED lens element and one Super ED lens element. The Super ED element in particular has color dispersion characteristics similar to that of fluorite, enabling it to suppress color aberrations that cannot be corrected with conventional optical glass. As a result, the highest level of resolution and contrast are achieved.

New Multicoating Reduces Ghosting and Flaring

A new multicoating reduces reflection at a wide range of wavelengths, minimizing the ghosting and flaring that can often occur with telephoto lenses.

Advanced New 'Floating' Mechanism

A newly developed 'floating' mechanism is incorporated into the focusing system to ensure exceptionally smooth action across the entire focusing range. In addition, the range of situations in which the lens can be used is enhanced by a minimum shooting distance of just 1.2 meters.

Focus Limit Switch and Focus Stop Button for Pro-Oriented Operating Ease

Pro-oriented features include a Focus Limit switch that allows photographers to reduce autofocusing time by limiting the focusing range to 'near' or 'far,' and a Focus Stop button that prevents the autofocus system from reacting if a person, animal, or object suddenly enters the frame in front of the main subject.

Dust and Water Droplet Resistance for Enhanced Reliability

Special seals shut out dust and water droplets, assuring the high reliability under adverse shooting conditions that professional photographers demand.

Zuiko Digital ED 150mm F2.0
Specification

Focal Length	150mm (35mm equivalent focal length 300mm)
Lens construction	11 Elements in 9 Groups, including ED/Super ED Lens Elements
Angle of View	8.2 Degree
Closest Focusing Distance	1.2m
Maximum Image Magnification	0.15x
Minimum Field size	86x115mm
Number of Blades	9
Maximum Aperture	f 2
Minimum Aperture	f 22
Filter Size	82mm
Dimension	Diameter 100x146mm
Weight	1,350g (w/Tripod Adapter)
Accessories	Lens Hood, Lens Cap, Lens Case Included

* EC-14 Tele Converter and Extension Tube EX-25 can be used. (EC-14: Can be used for composite F stop of f4 or more)

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

February 16, 2004

OLYMPUS INTRODUCES NEW μ-30 DIGITAL 4.0-MEGAPIXEL DIGITAL CAMERA WITH 3X OPTICAL ZOOM AND STYLISH ALL-WEATHER METAL BODY

- New TruePic TURBO image processor
- New Sunshine LCD (Semi-Transmissive TFT Color LCD)for easy outdoor shooting and viewing
- All-weather sound recording capability

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of the μ-30 DIGITAL, an easy-to-use full-auto digital camera with 3x optical zoom and 4.0-megapixel imaging in an elegant all-weather metal body. The μ-30 DIGITAL is scheduled to go on sale in Japan in the middle of March 2004.

The μ-30 DIGITAL offers sound recording, a new image processor, an easy-to-view LCD monitor, a choice of three body colors, and a host of other features that bring a new level of performance, shooting pleasure, and ease of use to the popular Olympus μ DIGITAL series.

For the μ-30 DIGITAL, Olympus has significantly refined and improved the all-weather construction that has earned the μ DIGITAL series wide acclaim. As a result, the μ-30 DIGITAL now offers all-weather sound recording for still image and motion JPEG shooting, further extending users' ability to enjoy digital photography in places and situations where the threat of possible water damage previously made that impossible. In addition, the μ-30 DIGITAL is equipped with a newly developed TruePic TURBO image processor that ensures sharper, clearer imaging and faster recording and playback response.

The introduction of a new Sunshine LCD (Semi-Transmissive TFT Color LCD) improves screen visibility when shooting outdoors. In addition, Scene Program modes that make it easy to shoot beautiful images in a wide range of situations have been expanded to include Beach & Snow and other modes, making it easy to capture beautiful images in situations where the camera's all-weather construction comes into play.

A choice of body colors will be offered. In addition to Brilliant Silver, which is the basic color, a limited number of units will be available in Ocean Blue and Ice Blue, which are colors that reflect the product's association with water. The three colors add to the camera's air of quality and will give users a greater range of choice.

Product Name	MSRP	Launch Date	Monthly Production
μ-30 DIGITAL Brilliant Silver	Open pricing	mid-March 2004	150,000 units
μ-30 DIGITAL Ocean Blue			
μ-30 DIGITAL Ice Blue			



Brilliant Silver



Ocean Blue



Ice Blue

Development Background

The unique all-weather capabilities of μ DIGITAL series cameras have resulted worldwide sales of over two million units in less than 12 months since the first model was introduced in February 2003. Thanks to these capabilities, the μ DIGITAL series overcomes the inherent susceptibility to water damage that previously limited the range of situations in which digital cameras could be used. Now, with the development of the μ-30 DIGITAL, users can enjoy an even wider range of digital features and functions in an even wider range of situations than ever before.

Main Features

NEW FEATURES FOR MORE CAREFREE ALL-WEATHER SHOOTING

All-Weather Sound Recording

In addition to exclusive Olympus all-weather technology that provides weatherproofing equivalent to IEC Standard Publication 529 IPX4 (protection against water splashed from any direction), the μ-30 DIGITAL features sound recording. Although the demands of all-weather construction make it necessary to seal the body to prevent water from entering the camera, the demands of sound recording make it necessary for the microphone to be exposed. As a result, it is extremely difficult to combine all-weather construction with the ability to record and playback sound. However, by using a special material and optimizing mechanical construction, Olympus engineers were able to achieve a level of all-weather performance that allows users to enjoy worry-free movie and still-photo shooting in active situations where water was previously a problem.

Newly Developed TruePic TURBO Image Processor for Higher Image Quality and Processing Speed

Image resolving capability has been increased, and noise has been reduced to ensure sharp, clear imaging. Recording and playback times have been reduced, and sequential image shooting speed has been increased from approximately one frame per second to approximately two frames per second. Because processing speed is faster than on previous models, photo opportunities are less likely to be missed when shooting in active situations.

Sunshine LCD (Semi-Transmissive LCD Monitor)

A new Sunsine LCD (Semi-Transmissive TFT Color LCD) makes it easy to view the screen when users are outdoors in bright light. As a result, users can frame their shots and view photos clearly at beaches, pools, ski resorts and other outdoor locations where the monitor used to be difficult to see.

NEW FEATURES FOR MORE ENJOYABLE ALL-WEATHER SHOOTING

Three New Scene Program Modes

In addition to Portrait, Night Scene, Landscape Portrait, Landscape, and Self Portrait modes, new Beach & Snow, Cuisine, and Indoor modes have been added to the Scene Program function. Using the various modes, it's easy to take beautiful photos in virtually any situation.

- Beach & Snow: Allows users to get the kind of bright, cheerful photos they want when shooting at beaches, ski resorts, and other locations in bright sunlight.
- Cuisine: Automatically enhances color tones to ensure that food looks more delicious. Depending on the light level, it can be used in combination with the flash.
- Indoor: Allows users to take photos that capture the party scene. Depending on shooting conditions, it automatically increases CCD sensitivity to maintain optimum image brightness. (Image size in this mode is limited to 1280 x 960 pixels or less.)

PictBridge Support for Easy Photo Printing

Support for PictBridge direct photo printing allows the camera to be connected with a USB cable to any PictBridge-enabled printer for easy printing without using a computer.

DESIGN FEATURES AND FUNCTIONS FOR ENJOYABLE HANDLING

Warm, Flowing Lines and a Choice of Three Body Colors

"Light" is the overall design concept for the μ DIGITAL series, and the μ-30 DIGITAL adds to the line's high-quality with a basic color scheme of Brilliant Silver for the metal body, and deep Sapphire Blue for the lens barrier. In addition, a limited number of units will be offered in Ice Blue and Ocean Blue colors that bring to mind an image of water. In all three body colors, a μ DIGITAL logo emblem on the front of the camera adds a further touch of quality.

Customizable Startup Screen and Menu Color

The image displayed on the built-in LCD monitor when the camera is switched on can be set to any of three choices: "Normal," which features an image that reflects the μ DIGITAL design concept, "Sunshine," and "Beach." In addition, a choice of four colors is offered for menu text and text background display (yellow, pink, green, and blue), allowing users to select the display combination that best suits their preference.

Other Features

Dramatic Super Macro Photos

A Super Macro mode allows users to shoot from a distance of only 9cm, filling the frame with a subject area that measures 33mm x 25mm.

Economical Battery Power for Worry-Free Shooting

Economical rechargeable batteries are included for worry-free shooting with sufficient power for approximately 150 shots under normal operating conditions.

* Test conditions for normal operation: repeated 2-shot shutter release followed by 10 minutes of rest; one zoom round trip per shot; HQ mode; LCD monitor and flash used on 50% of shots; no digital zoom, image display or file downloading; 25°C ambient temperature.

Versatile White Balance Settings

In addition to iESP II* Auto White Balance for faithful reproduction of skin tones, and convenient One-Touch White Balance, there are preset white balance settings for daylight, overcast, tungsten light, and three kinds of fluorescent light (daylight, white daylight, and white).

* Intelligent Electro Selective Pattern II

Exposure Compensation

Exposure compensation of ±2EV can be set in 1/3EV increments.

Easy-to-Use In-Camera Digital Shooting/Editing Functions

In-camera shooting and editing functions include a 2-in-1 function that automatically combines two shots taken in succession into a single split-screen image. There are also functions that allow monochrome and sepia image creation, and image resizing, and image rotation.

All-in-One Packaging

All-in-one packaging includes everything necessary for image editing and storage.

Optional Accessories

•Remote Control

The RM-1 Remote Control <MSRP: ¥3,000, (MSRP including tax: ¥3,150)> is a multi-function unit that allows users to operate the zoom and shutter release from a distance. In addition, it can also be used as a playback controller when viewing images.

•Water Protector

The PT-016 Water Protector <MSRP: ¥20,000, (MSRP including tax:¥21,000)> allows the μ-30 DIGITAL to be used underwater at depths of up to 40 meters.

•Camera Case and Neck Strap

A variety of cases and neck straps that complement the μ-20 DIGITAL's sophisticated design are also available.

-Camera Case	MSRP/(MSRP including tax)
CSCH-08 Genuine leather, beige	MSRP: ¥3,000/(¥3,150)
CSCH-08BK Genuine leather, black	MSRP: ¥3,000/(¥3,150)
CSCH-08WT Genuine leather, pearl white	MSRP: ¥3,000/(¥3,150)
CSCH-09CG Soft case, champagne gold	MSRP: ¥2,000/(¥2,100)
CSCH-09BL Soft case, blue	MSRP: ¥2,000/(¥2,100)
CSCH-09OR Soft case, orange	MSRP: ¥2,000/(¥2,100)
-Petit Camera Case	
CSCH-15BL blue	MSRP: ¥2,400/(¥2,520)
CSCH-15PK pink	MSRP: ¥2,400/(¥2,520)
CSCH-15YE yellow	MSRP: ¥2,400/(¥2,520)
CSCH-15BK black	MSRP: ¥2,400/(¥2,520)
-Neck Straps	
CNS-01SV Metal, silver	MSRP: ¥2,500/(¥2,625)
CNS-01BL Metal, blue	MSRP: ¥2,500/(¥2,625)

•xD Picture Card Media

In addition to the 16MB xD Picture Card bundled with the camera, 32MB, 64MB, 128MB, and 256MB xD Picture Cards are also available.

CAMEDIA μ-30 DIGITAL

Specification

		μ-30 DIGITAL
Number of Effective Pixels		4.0 million pixels
Image Pickup Element		CCD
Lens	Structure	5 elements in 3 groups Include 3 glass aspherical lenses
	Focal Length	5.8 – 17.4 mm (Equivalent to 35mm zoom in 35 – 105 mm film format)
	F No.	F3.1(W)~F5.2(T)
	Digital Zoom	Seamless to 12x (3x optical and 4x digital combined)
	Working Range	Standard mode:0.5 m – infinity Macro mode:0.2 m – infinity Super Macro mode:0.09m-0.5m (Tele only, Flash Off)
Recording	Still Image: Recording System	JPEG (DCF:Design rule for Camera File system), DPOF compatible, Exif2.2, PRINT Image Matching II

	Still Image: Storage Capacity *When using bundled 16 MB xD-Picture Card	2272 x 1704 / SHQ:Approx. 5 images, HQ :Approx. 16 images 2048 x 1536 / SQ1 :Approx. 20 images, 1600 x 1200 SQ2 : Approx. 24 images 1280 x 960 / SQ2 :Approx. 38 images 1024 x 768 / SQ2 :Approx. 58 images 640 x 480 / SQ2 : Approx. 99 images	
	Motion Image: Recording System (w/o voice)	QuickTime Motion JPEG support (Frame rate: 15fps)	
	Motion Image: Storage Capacity	320 x 240 pixels (HQ): up to 20 sec. 160 x 120 pixels (SQ): up to 90sec.	
	Recording Media	xD-Picture Card (16, 32, 64,128, 256, 512MB)	
Viewfinder		Optical real image	
LCD Monitor	Size/Type	1.5-inch Sunshine LCD (Semi-Transmissive TFT color LCD)	
	Number of Pixels	Approx. 134,000 pixels	
Playback	Still Image: Close-up	Magnification: 1.5x/2.0x/2.5x/3.0x/3.5x/4.0x	
	Still Image: Index display	Divided into 4/9/16 parts	
	Still Image: Image rotation	90 degrees/- 90 degrees (Rotation information will be written in Exif)	
	Still Image: Slideshow	Yes	
	Motion Image: Playback	Normal, Frame-by-frame	
Sensitivity	AUTO	ISO approx. 64-250	Indoor ISO approx. 64-500
Focusing System	Auto Focus	TTL contrast detection system	
Still Image: Exposure Control	Mode	Programmed Auto	
		Scene programmed (portraits, landscape-portrait, landscape, night scene, self-portrait, Beach & Snow, Cuisine, Indoor)	
	Shutter Speed	1/2 to 1/1000 sec (Night Scene: up to 4sec)	
	Exposure Compensation	±2EV in 1/3EV-step increments metering	
White Balance		iESP II full auto TTL, Presets (Daylight, overcast, tungsten light, fluorescent light)	
Photometric		Digital ESP metering	

Systems		Spot metering system
Flash	Flash Working Range	W: Approx. 0.2m-3.6m T: Approx. 0.2m-2.0m
	Flash Modes	Auto (automatic flash activation in low light or backlight) Red-eye reduction Fill-in Off
	Flash Compensation	±2EV in 1/3EV-step increments metering
Sequence Mode		Approx. 2.0 frames/sec. (in HQ mode) more than 4 frames
Special Functions	Function Shooting	2 in 1 function
	Panorama	Yes (only with xD-Picture card and Camedia Master)
	Customize	Japanese/English/French/German/Spainish/Italian/Russian/ Portuguese
	Still Image Edit	Monochrome, Sepia, Resize (640x480, 320x240),Rotation
	Motion Image Edit	Index image creation
	Special Image Editing	TruePic
Weather-proofing		Equivalent to IEC Standard Publication 529 IPX4, protection from water splashed from any direction
PictBridge Note: Depending on printer specifications, some functions may not be supported	Supported Printers	Any Pict-Bridge-enabled printer
	Paper Size Settings	Varies according to printer (up to A0 supported)
	Print Settings	Single-image print, multi-image print (up to 10), all image print (1 copy each), all image index print, date imprinting, file name printing (avail. only with single-image, multi-image, and all image print functions), trimming
	Print Layout	Full-page (with/without border), multi-pane (2~250 multi-pane layout of single image)
	DPOF	DPOF print scheduling
External Connectors	PC	USB interface (Win XP/Me/98/98SE/2000, Mac OS 9.0~9.2/X), Pict-Bridge
	TV (NTSC/PAL) Power Supply	AV output terminal DC input terminal
	Remote Control	RM-1 (Optional)
PowerSupply	AC adaptor	D-7AC (Optional)
	Battery	Lithium-ion rechargeable battery
Dimension		99.0 (W) x 56.0 (H) x 33.5 (D) mm (excluding protrusions)
Weight		159 g (excluding batteries and media card)
Accessories		xD-Picture Card (16MB)

(Bundled)	USB cable AV cable Strap CD-ROM (CAMEDIA Information Disk) Lithium-ion rechargeable battery Battery charger Battery charger power cable

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

February 16, 2004

OLYMPUS ANNOUNCES CAMEDIA C-8080 WIDE ZOOM ULTRA-HIGH-QUALITY COMPACT DIGITAL CAMERA WITH FAST-APERTURE 28~140mm 5X OPTICAL ZOOM LENS AND CLASS-LEADING 8-MEGAPIXEL IMAGE QUALITY

- Best-of-class image quality with 8 million effective pixels
- Fast-aperture 28~140mm 5x optical zoom lens
- TruePic TURBO image processor for enhanced clarity and speed

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to introduce the CAMEDIA C-8080 Wide Zoom, an ultra-high-quality compact digital camera equipped with a fast-aperture 28~140mm* 5x optical zoom lens and an 8-megapixel CCD (8 million effective pixels). The camera is scheduled to go on sale in Japan on middle of March, 2004.

Positioned at the top of the Olympus CAMEDIA series line, the CAMEDIA C-8080 Wide Zoom has a high-definition CCD with an effective pixel count of 8.0 megapixels, and a newly developed ultra-high-performance, fast-aperture, 28~140mm 5x optical zoom lens that is specifically designed to maximize the CCD's performance. It features Olympus' newly developed TruePic TURBO image processor, and offers the highest image quality of any camera in its class. A wide range of conversion lenses and system accessories are also available, assuring a level system performance that compares with many interchangeable-lens-type digital SLR cameras.

The CAMEDIA C-8080 Wide Zoom is also equipped with a variety of other advanced features that support high-image-quality photography, including a 240,000-pixel ultra-high-performance LCD electronic viewfinder (EVF) and a high-quality, 1.8-inch, multi-angle, 'Sunshine LCD' (Semi-Transmissive TFT Color LCD) that can be tilted on the vertical axis. Designed in every respect for improved operation and full-featured performance, the CAMEDIA C-8080 Wide Zoom offers high-speed processing and an ultra-fast startup time of just 0.7 seconds.

* 35mm camera equivalent

Product Name	MSRP	Launch Date	Monthly Production
CAMEDIA C-8080 Wide Zoom	open pricing	mid-March, 2004	20,000 units



CAMEDIA C-8080 Wide Zoom

Main Features

8-Megapixel (Effective) CCD for High-Definition Imaging that Surpasses Many Popular Digital SLRs

With its 8-megapixel CCD, the CAMEDIA C-8080 Wide Zoom boasts the highest effective pixel count of any camera in its class, and delivers high-definition images that surpass those of many popular digital SLR cameras. Thanks to its high resolution, it can capture and brilliantly reproduce 28mm (35mm camera equivalent) wide-angle scenic shots and other types of photos where it has previously been difficult to obtain sufficient high-definition image detail.

Fast-Aperture, High-Performance ED28~140mm* 5x Optical Zoom Lens with a Maximum Aperture of F2.4 at 28mm

*35mm camera equivalent

Paired with the camera's 8-megapixel (effective) CCD is an ultra-high-performance, 13-group, 15-element zoom lens that offers the highest image quality in this class. Incorporating three elements made of low-refractive-index, extra-low-dispersion ED glass, as well as two aspherical elements, it corrects chromatic aberration and suppresses wide-angle distortion to achieve sharp, class-leading resolution across the entire focal length range. To reduce ghosting and flares to an absolute minimum, many of the lens elements are also multi-coated, and a flower-shaped lens hood is included as standard equipment. When used in tandem with the camera's digital zoom function, the lens offers a total of 15x seamless zoom.

Newly Developed TruePic TURBO Image Processor for Even Higher Image Quality and Speed

The newly developed Olympus TruePic TURBO image processor improves high-resolution clarity and reduces noise for clearer and more natural imaging. In addition, it also increases processing speed and reduces recording/playback response time.

Ultra-High-Speed Startup and Class-Leading Autofocusing and Shutter Release Response Speeds for Stress-Free Operation

Ultra-high-speed startup of just 0.7 seconds was achieved by optimizing the lens drive mechanism and speeding up the startup system check. Responsive and stress-free shooting is also ensured by a dual AF system that uses a passive sensor and CCD-based TTL contrast detection to offer a class-leading autofocus response speed of approximately 0.3 seconds, with a maximum shutter release lag time of approximately 55 milliseconds.

SLR-Quality Body Design, Materials and Construction for High Rigidity and Superior Handling

The ruggedly constructed magnesium-alloy body has a satisfying feel that perfectly reflects the camera's high quality and performance. Ergonomic design assures outstanding handling and operating ease, with a comfortable grip that allows the camera to fit naturally in the hand. Thirteen of the most frequently used functions, including flash and exposure compensation, are accessible via thoughtfully placed buttons that allow fast, easy adjustment without using the settings menu. In addition, buttons are placed to allow easy operation when the camera is held in a shooting position.

Class-Leading 240,000-Pixel Electronic Viewfinder for Optical-Viewfinder-Like Shooting Ease

In addition to a 240,000-pixel LCD, the electronic viewfinder (EVF) is equipped with a lens that optimizes the optical magnification to provide a high-definition view that is so detailed it's hard to believe it's an LCD image. The EVF also offers much faster screen redraw for improved response when tracking subjects, allowing users to shoot as they would with a normal optical viewfinder.

134,000-Pixel 1.8-Inch Multi-Angle Vertical-Tilt 'Sunshine' LCD Monitor

A new Sunshine LCD (Semi-Transmissive TFT Color LCD) monitor provides significantly improved viewing ease in bright sunlight. The multi-angle monitor also tilts on the vertical axis, ensuring that there is minimal discrepancy between the image shown on the monitor and the image captured by the CCD when shooting horizontally oriented images. The tiltable LCD is also

extremely handy when taking high-angle or low angle shots.

Direct Function Controls Greatly Simplify Shooting Mode Selection

A newly designed GUI (Graphical User Interface) for settings menu displayed on the EVD or LCD monitor makes it much easier and faster to select advanced shooting modes made via buttons and dials. The menu also allows users to customize button and dial function assignments, so that most of advanced shooting settings can be selected only via buttons, and exposure compensation can be selected only via a dial. It's a significant advantage in situations where controls need to be operated with one hand, such as when using a housing for underwater shooting.

480Mbps* USB 2.0 High-Speed Connectivity for Fast Image File Transfer

*at maximum (varies depending on the circumstances)

480Mbps USB 2.0 High Speed connectivity provides ultra-fast data transfer for stress-free downloading of the large image files that result from shooting at higher pixel counts.

Optional Conversion Lenses, External Flash Underwater Case, Power Battery Holder & Other Accessories

- Bayonet-mount conversion lenses make it possible to enjoy 23mm wide-angle and 196mm telephoto shooting (35mm film camera equivalent).
- A hot shoe on the top of the camera allows the use of an FL-50 External Flash Unit for creative TTL auto, auto, and manual flash photography. In addition, TTL auto, auto, and manual flash are also available with the compact FL-20 External Flash Unit.
- The PT-023 Underwater Case provides waterproof protection for underwater photography to a depth of 40 meters. Housings to accommodate conversion lenses and external flash units will also be offered, allowing users to enjoy the highest class of image quality for digital underwater shooting (avail. April 2004).
- The B-HLD30 Power Battery Holder holds up to 2 BLM-1 lithium-ion batteries, providing 1,500mAh of rechargeable battery power. It is also equipped with a convenient shutter button that allows the holder to be used as a grip when shooting vertically oriented photos.

Other Features

A Wide Range of Shutter Speeds

Shutter speeds of 16 sec. (up to 8 min. at Bulb setting) to 1/4000 sec. can be used at any f-stop setting.

High-Speed Sequential Shooting

1.6 fps high-speed sequential shooting of up to 5 frames is possible in all image quality modes except TIFF mode. 1.1 fps sequential shooting of up to 17 frames is possible in HQ mode.

Dual Memory Card Slots

Dual memory card slots provide support for xD Picture Card media, CompactFlash and MicroDrive media,* allowing two different types loaded simultaneously. A data copying function allows image data to copied between media in the two slots.

* CompactFlash and MicroDrive media cannot be used simultaneously.

Versatile Shooting Modes

- Program Auto, Shutter-Speed-Priority, Aperture-Priority, and Manual modes are offered. A Bulb setting allows long exposures of up to 8 minutes.
- Four Scene Program modes (Portrait, Sports, Landscape, and Night Scene) and Program Shift capability are offered.
- Eight user-customizable settings configurations can be registered in memory as 'My Mode' settings.

Scene Preset Function

A Scene Preset function allows the four Scene Program modes (Portrait, Sports, Landscape, and Night Scene) to be applied in Program Auto, Shutter-Speed-Priority, Aperture-Priority, Manual, My Mode, and Movie shooting modes.

Autofocus Target Selection

Users can select from a total of 13 autofocus targets.

Slave Flash Mode

Allows the use of light-triggered slave flash units in a studio setting. 10-step flash brightness control is also provided.

Super Macro Shooting at a Distance of Only 5cm

- Focal length is fixed at approximately 50mm (35mm film camera equivalent) to allow sharp, high-quality macro shooting with minimal distortion at class-leading magnification ratios.
- A subject measuring only 48 x 36mm can fill the frame.
- A dedicated button allows instantaneous activation.

Fine Control of All Image Quality Settings

All image quality settings can be fine-tuned for complete creative control over the final image. Controls include: ±7-step white balance control, ±2EV flash brightness control, and ±5-step adjustment of sharpness, contrast, hue, and color balance.

Grid/Guideline Display

A 9-segment grid and guidelines can be superimposed on the image in the EVF or LCD monitor to confirm precise image composition when shooting.

Histogram Display for Quick Identification of Overexposed Highlights and Underexposed Shadows

- The relationship between light reflected from the subject and current exposure settings can be displayed on the LCD monitor as a histogram, with overexposed highlights marked in red and underexposed shadows marked in green for quick identification.
- In addition to viewing exposure information for the entire frame, users can check specific areas of the composition by adjusting the location of the histogram chart target while the histogram is being displayed.

RAW Data Storage

For professional printing and commercial applications that require high-level post-processing, totally unprocessed image data can be saved in RAW data format. If desired, a JPEG version of the image can be simultaneously recorded. RAW data images can be edited either in the camera or with the included CAMEDIA Master 4.2 image editing software.

Super Control Panel Function

The image quality mode, shooting mode, aperture, shutter speed, ISO sensitivity and all other shooting information can be shown as a large color display on the LCD monitor.*

* The LCD monitor cannot be used as a viewfinder when the Super Control Panel is being displayed.

PictBridge Support for Direct Photo Printing

Users can easily print by operating on the camera's LCD monitor to any PictBridge-enabled printer without using a computer.

Still and Movie Shooting with Sound

Sound recording and playback are supported for both still and movie shooting.

Optional Accessories

Product Name	MSRP/MSRP(including tax)	Launch Date
TCON-14D Tele Conversion Lens	¥25,000(¥26,250)	avail. end-March

WCON-08D Wide Conversion Lens	¥25,000(¥26,250)	avail. end-March
CLA-8 Conversion Lens Adapter	¥3,100(¥3,255)	avail. end-March
B-HLD30 Power Battery Holder	¥18,000(¥18,900)	avail. mid-March
PT-023 Underwater Case	¥31,000(¥32,550)	avail. April
PPO-05 Wide Port for PT-023	TBA	avail. April
PFL-01 Underwater Case for FL-20	¥28,000(¥29,400)	avail. Now
BLM-1 Rechargeable Lithium-Ion Battery	¥8,800(¥9,240)	avail. Now
BCM-1 Lithium-Ion Battery Charger	¥10,000(¥10,500)	avail. Now
C-8AC AC Adapter	¥4,500(¥4,725)	avail. Now
FL-50 External Flash	¥56,000(¥58,800)	avail. Now
FL-20 External Flash	¥15,000(¥15,750)	avail. Now
FDL-01 LCD Monitor Hood	¥1,000(¥1,050)	avail. Now
RM-1 Multi-Function Remote Control	¥3,000(¥3,150)	avail. Now
CSCH-18 Camera Case leather	¥7,000(¥7,350)	avail. Now
MAUSB-10 USB Reader/Writer	¥7,500(¥7,875)	avail. Now
MAUSB-100 USB Reader/Writer	¥3,100(¥3,255)	avail. Now
MAPC-10 PC Card Adapter	¥7,500(¥7,875)	avail. Now
MACF-10 CF Card Adapter	¥7,500(¥7,875)	avail. Now
MAH-01 Media Holder	¥1,800(¥1,890)	avail. Now

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

Specifications

C-8080 WIDE ZOOM

Image sensor		
Image sensor		CCD
Effective pixel number		8.00 million pixels. (The actual number of pixels used in image processing.)
Filter array		Primary colour filter (RGB).
Media		
Storage media type		Removable xD-Picture Card (16, 32, 64, 128, 256 and 512MB). CompactFlash Type I/II, Microdrive (except 320MB).
Lens		
	Optical zoom	5x.
	Structure	15 lenses in 13 groups. 2 aspherical lens elements. 3 ED lenses.
	Filter diameter	58mm
	Focal length	7.1 – 35.6mm (equivalent to 28 – 140mm lens in 35mm format).
	Maximum aperture	F2.4 (wide)/F3.5 (tele).
Digital zoom		3x (Max. 15x seamless zoom when combined with optical zoom).
Viewfinder		0.44 inch colour EVF (electronic viewfinder) with 240,000 pixel.
LCD monitor		1.8 inch Semi-Transmissive Multi-angle 'sunshine' colour TFT LCI monitor with 134,000 pixels.
Playback	Still Image: Close-up	Magnification:2.0x/3.0x/4.0x/5.0x
	Still Image: Index Display	Divided into 4/9/16 parts

	Still Image: Image Rotation	90 degrees/-90 degrees (Rotation information will be written in Exif)
	Still Image: Slideshows	Yes
	Motion Image: Playback	Normal, Frame-by-frame, Fast-Forward, Rewind
	Sound Playback	Yes
Focusing		
System		Dual AF (TTL autofocus with contrast detection and passive AF by phase detection).
Function		AF illuminator.
Mode	Auto	IESP autofocus, spot autofocus, AF area is selectable.
	Manual	MF via arrow buttons.
Working range	Standard mode	0.8m – infinity.
	Macro mode	0.2 – 0.8m.
	Super macro mode	From as close as 5cm(focal length is fixed/pop-up flash doesn't work)
Light metering		
Mode		Digital ESP metering, spot metering, multi-spot metering, centre-weighted metering.
Function		AE lock, exposure area selection, histogram in shooting and playback mode.
Exposure		
Exposure control		Programmed auto exposure, Aperture Priority Auto and Shutter Priority Auto, Manual exposure, My mode 1-8.
		AE lock.
		Scene programs: Sports, Portrait, Night Scene, Landscape.
Shutter speed		16 – 1/4000 sec. (bulb up to 8 min.), depending on exposure program.
Compensation		±2 EV in 1/3 EV or 1/2 EV steps (selectable).
Auto bracketing		3 or 5 images.
Sensitivity		
	Auto	Yes.
	Manual	ISO 50-400 (1/2 or 1/3 EV Step)
White balance		
Mode	Auto	IESP2.
	White balance adjustment	(Red) -7 – +7 (blue).
	Pre-set	Shade, overcast, sunlight, evening sun, tungsten light, fluorescent ligh 1,2,3,4.
	Full manual	One-touch, custom.
Flash		
Pop-up flash	Modes	Auto (automatic activation in low and backlight), Red-eye reduction Fill-in (forced activation), Slow synchronisation, Off (no flash), slav mode.
	Working range	0.8 - 5.3m (Wide). 0.8 - 3.6m (Tele).
	Compensation	±2 EV in 1/3 EV or 1/2 EV steps (selectable).
External flash connection		Hot shoe.
Sequence shooting		High speed setting: 1.6 shots per sec. in any JPEG mode (max 5 images) Normal setting: 1.1 shots per sec. in any HQ mode (max 17 images).
Processing		

Image processing	Proper gamma technology, noise reduction, advanced noise filter, noise canceller, pixel mapping, TruePic Turbo.	
Image quality adjustment	Sharpness -5 – +5.	
	Contrast -5 – +5.	
	Saturation –5 – +5.	
	Colour Phase -5 – +5.	
Function shooting	Sepia mode, black & white mode, guide line.	
Editing		
Still image edit	Re-size, trimming, RAW data edit.	
Motion picture edit	Cutting, index.	
Recording system		
Still image	JPEG (DCF: "Design rule for Camera File system"), TIFF (non-compress), RAW, Exif 2.2 support, Print Image Matching II support, DPS and DPOF support.	
Motion picture	QuickTime Motion JPEG	
Voice Recording	Wave format.	
Number of storable frames (approx., with 32MB xD-Picture Card)		
Still picture mode (without sound)	3,264 x 2,448	RAW:2
		TIFF:1
		SHQ: 8
		HQ: 16
	3,264 x 2,176 (3:2 mode)	TIFF:1
		SHQ: 9
		HQ: 18
	2,592 x 1,944	TIFF: 2
		SQ1 high: 8
		SQ1 normal: 25
	2,288 x 1,712	TIFF: 2
		SQ1: high 11/normal 32
	2,048 x 1,536	TIFF: 3
		SQ1: high 13 /normal 40
	1,600 x 1,200	TIFF: 5
		SQ2: high 22 /normal 64
	1,280 x 960	TIFF: 8
		SQ2: high 34 /normal 99
	1,024 x 768	TIFF: 13
		SQ2: high 53 /normal 153
	640 x 480	TIFF: 34
		SQ2: high 132 /normal 331
Motion picture mode	Up to the capacity of the xD-Picture Card. SHQ (640 x 480 pixels): 34 sec. HQ(320 x 240 pixels): 93 sec.	
Power supply		
Rechargeable battery	Li-ion battery (BLM-1).	
AC adapter	Optional AC adapter (C-8AC).	
Interface	DC input terminal, USB 2.0 AutoConnect interface (storage class), A/V output.	
Other features		
DPOF setting	Single-frame print reservation, all print reservation, number of prints, cropping, date/time display.	
Direct printing (DPS)	PictBridge support allows direct printing with compatible printers.	

Size	
Dimensions	124 (w) x 84.5 (h) x 99 (d) mm.
Weight	660g.
Box contents	Strap, remote control (RM-2), audio/video cable, USB cable, Li-ion rechargeable battery (BLM-1), battery charger (BCM-2), lens hood, lens cap, lens cap strap, 32MB xD-Picture Card, CD-ROM (Camedia information disk)

Specifications and design are subject to change without notice.

* QuickTime Motion JPEG is a registered trademark of Apple Computer.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

February 16, 2004

OLYMPUS INTRODUCES NEW 4.0-MEGAPIXEL CAMEDIA C-770 ULTRA ZOOM AND 3.2-MEGAPIXEL CAMEDIA C-760 ULTRA ZOOM COMPACT DIGITAL CAMERAS WITH 10X OPTICAL ZOOM

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of two new compact digital cameras with 10x optical zoom: the 4.0-megapixel CAMEDIA C-770 Ultra Zoom, which features significantly improved movie shooting capabilities, and the 3.2-megapixel CAMEDIA C-760 Ultra Zoom, which offers outstanding ease of use in a compact new size. The cameras are scheduled to go on sale in mid-March and early March 2004, respectively.

The two cameras are the latest additions to the CAMEDIA Ultra Zoom series that has proved very popular with families and sports fans. Body size has been reduced, allowing users to enjoy 10x zoom power in an easy-to-carry new size that is comparable to most 3x zoom models. Both cameras are also equipped with the new Olympus TruePic TURBO image processor for sharp, clear imaging with faster recording and playback, and they have a range of improved movie recording and other shooting functions.

In addition to high-quality 4.0-megapixel still imaging, the CAMEDIA C-770 Ultra Zoom features greatly strengthened movie capabilities. It is the first camera in its class to support the much-talked-about MPEG-4 format, and supports VGA/30fps (Size: 640 x 480 pixels; frame rate: 30 frames per sec.) movie recording for TV-quality playback. Offering outstanding expandability, it combines full-featured still and motion image shooting capabilities in a single compact camera.

The CAMEDIA C-760 Ultra Zoom offers high-quality 3.2-megapixel still imaging, sound recording, and VGA/15fps (Size: 640 x 480 pixels; frame rate: 15 frames per sec.) movie recording.

Product Name	MSRP (excluding tax)	Launch Date	Monthly Production
CAMEDIA C-770 Ultra Zoom (Ebony Black)	open pricing	late-March 2004	60,000 units
CAMEDIA C-770 Ultra Zoom (Pale Gold)	open pricing	mid-March 2004	
CAMEDIA C-760 Ultra Zoom	open pricing	early March 2004	80,000 units



CAMEDIA C-770 Ultra Zoom(**Pale Gold**)


OLYMPUS

CAMEDIA C-770 Ultra Zoom(**Ebony Black**)



CAMEDIA C-760 Ultra Zoom

Main Features

10x Optical Zoom in a Compact, Easy-to-carry Body

Both models offer 10x optical zoom in a compact body that measures 104.5mm(W) x 60mm(H) x 68.5mm (D). As a result, users can enjoy dramatic still and motion image zoom telephoto shooting with the carefree portability of a conventional compact digital camera.

The CAMEDIA C-770 Ultra Zoom is equipped with a 10x optical zoom lens with a maximum focal length of 380mm (35mm film camera equivalent) that can be extended to 1520mm when used in combination with the digital zoom function. The CAMEDIA C-760 Ultra Zoom is equipped with a 10x optical zoom lens with a maximum focal length of 420mm (35mm film camera equivalent) that can be extended to 1260mm when used in combination with the digital zoom function.

High-Performance Zoom, High-Resolution CCD, and New TruePic™ TURBO Image Processor Assure Astounding Image Quality

The 7-group, 11-element lens features an ED (Extra-low Dispersion) lens element like the ones used in high-quality SLR telephoto lenses, as well as two aspherical lens elements, high index lens elements, and low-dispersion lens elements. In addition, many of the lens elements are multi-coated. Thanks to its high-quality construction, the lens overcomes the problems of reduced resolving power and increased aberration that can occur at high zoom magnifications and long focal lengths, and delivers consistently superior image quality.

The CAMEDIA C-770 Ultra Zoom and CAMEDIA C-760 Ultra Zoom feature effective pixel counts of 4.0 megapixels and 3.2 megapixels, respectively, and are equipped with the newly developed Olympus TruePic TURBO image processor for sharp, clear imaging with heightened

resolution and reduced noise.

SIGNIFICANTLY ENHANCED MOTION IMAGE CAPABILITY FOR GREATER ULTRA ZOOM VERSATILITY

CAMEDIA C-770 Ultra Zoom

The CAMEDIA C-770 Ultra Zoom is the first 4.0-megapixel-class camera in the world to support the much-talked-about MPEG-4 encoding format, which can create movie files that are only 1/6 the size of regular motion JPEG movie files. As a result, longer and more numerous movie recordings can be stored without increasing memory media capacity.

In addition, the CAMEDIA C-770 Ultra Zoom supports high-quality VGA/30fps (Size: 640 x 480 pixels; frame rate: 30 frames per sec.) movie recording so that users can enjoy high-quality playback on either a personal computer or standard television. Still images can also be extracted from any movie, allowing users to capture "the perfect moment" from movies of their children or sports events.

VideoStudio 7 SE Basic video editing software is also included with the camera. The software makes it easy even for first-time users to perform a wide range of video editing tasks (cutting & inserting, soundtrack editing, titling, etc.) on a personal computer. (Some operating environment restrictions apply.)

CAMEDIA C-760 Ultra Zoom

In addition to sound recording, the CAMEDIA C-760 Ultra Zoom offers the improved image quality of VGA/15fps (Size: 640 x 480 pixels; frame rate: 15 frames per sec.) movie recording for easy recording and playback of high-definition movies with sound (in standard motion JPEG format).

Camera Shake Protection

When shooting in low light, a new Camera Shake Protection feature automatically boosts ISO sensitivity and optimizes shutter speed and flash activation settings to help prevent the blurring that can be caused by camera shake.

1.8-Inch LCD Monitor and 240,000-Pixel High-Performance EVF

•Despite their compact size, both cameras feature a large, 1.8-inch, high-definition, 118-000 pixel LCD monitor that makes it easy for users to see their subject when shooting.

•A 240,000-pixel EVF (Electronic View Finder) provides a high-definition viewfinder image that offers significantly improved visibility in comparison to previous Ultra Zoom models.

•The CAMEDIA C-770 Ultra Zoom features a one-touch lever that makes it easy to select off, playback, still image, and movie modes. Simply by moving the lever to the left or right, users can quickly and easily select the mode of their choice.

A Choice of Body Colors

•The CAMEDIA C-770 Ultra Zoom is available in high-quality Ebony Black or Pale Gold.

•The CAMEDIA C-760 Ultra Zoom is offered in the Bright Silver body color that has been widely acclaimed by users.

OTHER FEATURES

Lithium-Ion Batteries

Rechargeable lithium-ion batteries contribute to compact size and low weight, and allow users to use repeatedly.

Dramatic Super Macro Photos

A Super Macro mode allows users to shoot from a distance of only 3cm, filling the frame with a subject area that measures 33mm x 25mm.

CAMEDIA C-770 Ultra Zoom 2-Megapixel 14x Super Zoom Mode

The CAMEDIA C-770 Ultra Zoom features a Super Zoom mode that can produce the equivalent of a 2-megapixel image shot at 14x telephoto power by extracting 2 megapixels of image data from the center portion of a 4-megapixel image shot at 10x telephoto power.

CAMEDIA C-770 Ultra Zoom Optional Accessory Line-Up

The CAMEDIA C-770 Ultra Zoom accepts both 0.7x wide-angle and 1.7x tele conversion lenses. The wide-angle conversion lens offers 27mm wide-angle capability (35mm film camera equivalent), while the tele conversion lens boosts the maximum zoom telephoto setting of 380mm up to 646mm (35mm film camera equivalent). When used in tandem with digital zoom (which normally extends telephoto performance to 1520mm), a maximum focal length of 2584mm is possible – providing a truly awesome range of shooting options for such a compact camera.

In addition, the CAMEDIA C-770 Ultra Zoom has a hot shoe that allows users to enjoy an extended range of flash shooting capabilities by attaching an optional Olympus FL-20 dedicated digital camera external flash unit.

Other optional accessories include a PT-022 Water Protector <MSRP:¥25,000(including tax:¥26,250), avail. April 2004> for the camera, and a PFL-01 Water Protector <MSRP: ¥28,000(including tax:¥29,400)>for the FL-20 external flash, both of which provide waterproof protection for underwater photography at depths up to 40 meters. (The PFL-01 can be used only with the CAMEDIA C-770 Ultra Zoom and PT-022.)

Histogram Display

Histograms that show the relationship between subject illumination and current exposure settings can be displayed during or after shooting. By visually confirming histogram data on the built-in LCD monitor, users can exercise more precise exposure control, and better achieve their creative intent by taking full advantage of the CCD's dynamic range.

A Choice of Scene Program Modes and 'My Mode' Settings

In addition to Full Auto, Aperture-Priority, Shutter-Speed-Priority, and Manual shooting modes, there are six Scene Program Modes – Portrait, Sports, Landscape-Portrait, Landscape, Night Scene, and Self-Portrait – that make it easy to set optimum exposure values in virtually any shooting situation. (Landscape-Portrait mode not offered on CAMEDIA C-760 Ultra Zoom; Self-Portrait mode accessible via menu settings.) Four customizable 'My Mode' settings can also be stored in memory, allowing users to instantly access their most frequently used setting configurations.

Autofocus Area Selection

When camera movement is restricted by tripod use, users can reposition the autofocus target area two steps up, down, left, or right from the center of the frame, retaining creative control while ensuring correct focus.

Versatile White Balance Settings

In addition to iESP II* Auto White Balance for accurate reproduction of skin tones, there is also a One-Touch White Balance setting, and preset white balance settings for daylight, overcast, tungsten light, and three types of fluorescent light (Daylight, White Daylight, and White).

- Intelligent Electro Selective Pattern II

Specifications

C-770 Ultra Zoom

Image sensor		
Image sensor		CCD
Effective pixel number		4 million pixels. (The actual number of pixels used in image processing.)
Media		
Storage media type		Removable xD-Picture Card (16, 32, 64, 128, 256 and 512MB.)
Lens		
	Optical zoom	10x
	Structure	11 lenses in 7 groups. 2 aspherical lens elements. ED lens.
	Focal length	38 – 380mm (35mm camera equivalent).
	Maximum aperture	F2.8 (wide)/F3.7 (tele).
	Super Zoom	Equivalent to 14 x with a resolution of 1600 x 1200
Digital zoom		1x – 4x, 40x seamless zoom when combined with optical zoom.
Viewfinder		0.44 inch colour EVF (electronic viewfinder) with 240,000 pixel.
LCD monitor		1.8 inch low-temperature polysilicon TFT colour LCD monitor wi[illegible] 118,000 pixels.

Playback	Still Image: Close-up	Magnification:1.5x/2.0x/2.5x/3.0x/3.5x/4.0x
	Still Image: Index Display	Divided into 4/9/16 parts
	Still Image: Image Rotation	90 degrees/-90 degrees (Rotation information will be written in Exif)
	Still Image: Slideshows	Yes
	Motion Image: Playback	Normal, Frame-by-frame, Fast-Forward, Rewind
	Sound Playback	Yes
Focusing		
System		TTL autofocus with contrast detection.
Mode	Auto	iESP autofocus, spot autofocus, AF area is selectable.
	Manual	MF via arrow buttons.
Working range	Standard mode	0.6m (wide)/ 2m (tele) – infinity.
	Macro mode	0.07m – 0.6m (wide); 1.2m – 2m (tele).
	Super Macro mode	From as close as 3cm (focal length is fixed/pop-up flash doesn't work).
Light metering		
Mode		Digital ESP metering, Spot metering, Multi-spot metering.
Function		AE lock, histogram in shooting and playback mode.
Exposure		
Exposure control		Programme AE, AE lock. Aperture Priority AE, Shutter Priority AE, Manual Exposure. Scene programs (Portrait, Self-Portrait, Sports, Night Scene, Landscape Landscape with Portrait). My mode (4 different settings storable).
Shutter speed		1 – 1/1000 sec.
Compensation		±2 EV in 1/3 EV steps.
Auto bracketing		Selectable from 1/3 EV, 2/3 EV and 1 EV, max 3 images/5 image (depends on image size).
Sensitivity		
	Auto	Yes.
	Manual	ISO 64/100/200/400.
White balance		
Mode	Auto	iESP2.
	Pre-set	One-touch, daylight, overcast, tungsten light, fluorescent light 1,2,3.

	WB adjustment	Red (-7) – blue (+7).	
Flash			
Built-in flash (Pop-up)	Modes	Auto (automatic activation in low and backlight), Red-eye reduction, Fill-in (forced activation), Slow synchronisation, Off (no flash).	
	Working range	Wide: 0.3m – 4.5m. Tele: 1.2m – 5.2m.	
	Compensation	±2 EV in 1/3 EV steps.	
External flash connection		Hot shoe.	
Sequence shooting		High speed setting: 2.1 shots per sec. in any JPEG mode (max 5 images). Normal setting: 1.6 shots per sec. in any HQ mode (max 24 images).	
Processing			
Image processing		TruePic TURBO, pixel mapping, noise reduction.	
Image quality adjustment		Sharpness ± 5.	
		Contrast ± 5.	
		Saturation ± 5.	
Function shooting		2 in 1 function, panorama function, sepia mode, black & white mode, black board mode. white board mode.	
Editing			
Still image edit		Re-size, trimming.	
Motion picture edit		Cutting, index.	
Recording system			
Still image		JPEG (DCF: "Design rule for Camera File system"), TIFF (non-compress), Exif 2.2 support, Print Image Matching II support, DPOF support.	
Motion picture		MPEG4 format (30fps). AAC QuickTime Motion JPEG (15fps)/ WAVE format.	
Voice recording		WAVE format.	
Number of storable frames (approx., with 16MB xD-picture Card)			
Still picture mode (without sound)		3,200 x 2400	SHQ (enlarged size): 2
			HQ: 8
		2,288 x 1,712	TIFF: 1
			SHQ: 5
			HQ: 16
		2,288 x 1,520(3:2 mode)	TIFF: 1
			SHQ: 6
			HQ: 18
		2,048 x 1,536	TIFF: 1
			SH1: 8
			HQ: 20
		1,600 x 1,200	TIFF: 2

			SHQ: high 11/normal 32
		1,280 x 960	TIFF: 4
			SQ1: high 17/normal 49
		1,024 x 768	TIFF: 6
			SQ2: high 26/normal 76
		640 x 480	TIFF: 16
			SQ2: high 66/normal 165
Motion picture mode (without sound)		640 x 480 MPEG4 (30fps): 48sec. 640 x 480 Motion JPEG (15fps): 17 sec. 320 x 240 Motion JPEG (15fps): 48 sec. 160 x 120 Motion JPEG (15fps): 211 sec.	
Power supply			
	Rechargeable battery	Lithium-ion battery (LI-10B).	
	AC adapter	D-7AC	
PictBridge			
	Supported Printers	Any PictBridge-enabled printer	
Note: Depending on printer specifications, some functions may not be supported	Paper Size Settings	Varies according to printer (up to A0 supported)	
	Print Settings	Single-image print, multi-image print (up to 10), all image print (1 copy each), all image index print, date imprinting, file name printing (avail. only with single-image, multi-image, and all image print functions), trimming	
	Print Layout	Full-page (with/without border), multi-pane (2~20 multi-pane layout of single image)	
	DPOF	DPOF print scheduling	
Interface		DC input terminal, USB 2.0 AutoConnect interface (storage class), Audio/Video output terminal (PAL/NTSC selectable).	
Other features			
DPOF setting		Single-frame print reservation, all print reservation, number of prints date/time display.	
Direct printing (DPS)		PictBridge support allows direct printing with compatible printers.	
Size			
Dimensions		104.5(W) x 60(H) x 68.5(D) mm.	
Weight(without batteries/card)		300g.	

Box contents	16MB xD-Picture Card, USB cable, audio/video cable, Li-ion rechargeable battery (LI-10B), battery charger (LI-10C), lens cap, lens cap strap, CAMEDIA Master 4.2SE, Ulead VideoStudio 7 SE Basic, CD-ROM (Camedia information disk).

*Specifications are subject to change without notice.

Specifications

C-760 Ultra Zoom

Image sensor		
Image sensor		CCD
Effective pixel number		3.2 million pixels. (The actual number of pixels used in image processing.)
Media		
Storage media type		Removable xD-Picture Card (16, 32, 64, 128, 256, 512MB.)
Lens		
	Optical zoom	10x.
	Structure	11 lenses in 7 groups. 2 aspherical lens elements. ED lens.
	Focal length	42 – 420mm (35mm camera equivalent).
	Maximum aperture	F2.8 (wide)/F3.7 (tele).
Digital zoom		1x – 3x. (30x seamless zoom when combined with optical zoom).
Viewfinder		240,000 pixel EVF (electronic viewfinder).
LCD monitor		1.8 inch colour TFT LCD monitor with 110,000 pixels.
Playback	Still Image: Close-up	Magnification: 1.5x/2.0x/2.5x/3.0x/3.5x/4.0x
	Still Image: Index Display	Divided into 4/9/16 parts
	Still Image: Image Rotation	90 degrees/-90 degrees (Rotation information will be written in Exif)
	Still Image: Slideshows	Yes
	Motion Image: Playback	Normal, Frame-by-frame, Fast-Forward, Rewind
	Sound Playback	Yes
Focusing		
System		TTL autofocus with contrast detection.
Mode	Auto	iESP autofocus, spot autofocus, AF area is selectable.

	Manual	MF via arrow buttons.
Working range	Standard mode	0.6m (wide) /2m (tele) – infinity.
	Macro mode	0.07m – 0.6m (wide); 1.2m – 2m (tele).
	Super Macro mode	From as close as 3cm (focal length is fixed/pop-up flash doesn't work).
Light metering		
Mode		Digital ESP metering, Spot metering, Multi-spot metering.
Function		AE lock.
		Histogram in shooting and playback mode.
Exposure		
Exposure control		Programme AE, AE lock.
		Aperture priority AE, Shutter priority AE, Manual Exposure.
		Scene Programs (Portrait, Sports, Night Scene, Landscape).
		My mode (4 different settings storable).
Shutter speed		1 – 1/1000 sec.
Compensation		±2 EV in 1/3 EV steps.
Auto bracketing		Selectable from 1/3 EV, 2/3 EV and 1 EV, max 3 images/5 images (depends on image size).
Sensitivity		
	Auto	Yes.
	Manual	Selectable from equivalent to ISO 100/200/400.
White balance		
Mode	Auto	iESP2.
	Pre-set	One-touch, daylight, overcast, tungsten light, fluorescent light 1,2,3.
	WB adjustment	Red (-7) – blue (+7)
Flash		
Built-in flash (Pop-up)	Modes	Auto (automatic activation in low and backlight),Red-eye reduction, Fill-in (forced activation),Slow synchronisation, Off (no flash).
	Working range	Wide: 0.3m – 4.5m Tele: 1.2m – 3.5m
	Compensation	±2 EV in 1/3 EV steps.
Sequence shooting		High speed setting: 2.3 shots per sec. in any JPEG mode (max 2 images) Normal setting: 1.5 shots per sec. in any HQ mode (max 11 images).
Processing		
Image processing		TruePic TURBO, pixel mapping, noise reduction.
Image quality adjustment		Sharpness ± 5.
		Contrast ± 5.
		Saturation ± 5.

Function shooting	2 in 1 function, Panorama function, Sepia mode, Black & white mode. Black board mode, White board mode, Self-Portrait.	
Editing		
Still image edit	Re-size, trimming.	
Motion picture edit	Cutting, index.	
Recording System		
Still image	JPEG (DCF: "Design rule for Camera File system"), TIFF (non-compress), Exif 2.2 support, Print Image Matching II support, DPOF support.	
Motion picture	QuickTime Motion JPEG (15fps).	
Sound	WAVE format.	
Number of storable frames (approx., with 16MB xD-picture Card)		
Still picture mode (without sound)	3200 x 2400	SHQ (enlarged size): 2
		HQ: 8
	2,048 x 1,536	TIFF: 1
		SHQ: 8
		HQ: 20
	2,048 x 1,360 (3 :2 mode)	TIFF: 1
		SHQ: 8
		HQ: 22
	1,600 x 1,200	TIFF: 2
		SHQ: high 11/normal 32
	1,280 x 960	TIFF: 4
		SQ1: high 17/normal 49
	1,024 x 768	TIFF: 6
		SQ2: high 26/normal 76
	640 x 480	TIFF: 16
		SQ2: high 66/normal 165
Motion picture mode(without sound)	640 x 480 Motion JPEG (15fps): 17 sec. 320 x 240 Motion JPEG (15fps): 48 sec. 160 x 120 Motion JPEG (15fps): 211 sec.	

Power supply		
	Rechargeable battery	Lithium-ion battery (LI-10B).
	AC adapter	Optional AC adapter D-7AC; AC 100V-240V, 50-60Hz; DC 4,8V.
Interface		DC input terminal, USB 2.0 Auto Connect interface (storage class/SDK), Audio/Video output terminal (PAL/NTSC selectable), Microphone.

PictBridge		
Note: Depending on printer specifications, some functions may not be supported.	Supported Printers	Any Pict-Bridge-enabled printer
	Paper Size Settings	Varies according to printer (up to A0 supported)
	Print Settings	Single-image print, multi-image print (up to 10), all image print (1 copy each), all image index print, date imprinting, file name printing (avail. only with single-image, multi-image, and all image print functions), trimming
	Print Layout	Full-page (with/without border), multi-pane (2~20 multi-pane layout of single image)
	DPOF	DPOF print scheduling

Other features	
DPOF setting	Single-frame print reservation, all print reservation, number of prints, date/time display.
Direct printing (DPS)	PictBridge support allows direct printing with compatible printers.
Multilingual menu	English / French / German / Spanish / Japanese / Russian / Portuguese / Italian.
Setting memorisation	ON /OFF/ My mode (4 settings storable).
Self-timer	Yes.
Date/time/calendar system	Up to year 2099.
Sizes	
Dimensions	104.5 (w) x60 (h) x 68.5 (d) mm.
Weight (without batteries/card)	280g.
Box contents	16MB xD-Picture Card, USB cable, audio/video cable, Li-ion rechargeable battery (LI-10B), battery charger (LI-10C), lens cap, lens cap strap, CAMEDIA Master 4.2SE, CD-ROM (Camedia information disk).

*Specifications are subject to change without notice.

*QuickTime Motion JPEG is a registered trademark of Apple Computer.

Optional Accessories

Product Name	MSRP/MSRP(including tax)
TCON-17 Tele Conversion Lens	¥15,000/(¥15,750)
WCON-07 Wide Conversion Lens	¥19,000/(¥19,950)

MCON-40 Macro Conversion Lens	¥11,000/(¥11,550)
CLA-4 Conversion Lens Adapter	¥2,000/(¥2,100)
FL-20 External Flash	¥15,000/(¥15,750)
PT-022 Underwater Case	¥25,000/(¥26,250)
PFL-01 Underwater Case for FL-20	¥28,000/(¥29,400)
RM-1 Multi-Function Remote Control	¥3,000/(¥3,150)
Genuine leather semi-hard case CSCH-19	¥6,000/(¥6,300)
Camera Case CSCH-20 (Black)	¥3,200/(¥3,360)

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

March 3, 2004

OLYMPUS 8-MEGAPIXEL CAMEDIA C-8080 WIDE ZOOM AND 5.1-MEGAPIXEL CAMEDIA C-5060 WIDE ZOOM WIN 2004 DIMA DIGITAL SHOOT-OUT AWARDS

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce that the CAMEDIA C-8080 Wide Zoom ultra-high-quality 8-megapixel digital camera and the CAMEDIA C-5060 Wide Zoom high-quality 5.1-megapixel digital camera were named winners in the 8th Annual DIMA Digital Camera Shoot-Out Awards at the PMA 2004 Convention and Trade Show held in Las Vegas, Nevada, USA, February 12~15.

The Digital Imaging Marketing Association (DIMA) is a section of the Photo Marketing Association (PMA) that runs the United States' largest photography-related trade show every year. DIMA supports the digital imaging industry with market research and reports, and provides general information on current market trends. The Annual Digital Camera Shoot-Out is held every year at the PMA Convention and Trade Show using live-model studios provided by DIMA. Images are captured in the studios with cameras entered in the competition and printed on printing systems specially prepared for the contest. Final output is judged by a panel of experts who evaluate the overall quality of the prints and announce a winning camera in each price category.

The Olympus CAMEDIA C-8080 Wide Zoom and the CAMEDIA C-5060 Wide Zoom cameras that won 2004 DIMA Digital Shoot-Out Awards are the top two models in the CAMEDIA series, a series which has always maintained the achievement of class-leading image quality as a development priority.

The CAMEDIA C-8080 Wide Zoom (introduction scheduled for mid-March 2004) has a fast-aperture, wide-angle, 28~140mm 5x optical zoom lens, a CCD with 8 effective megapixels, and a newly developed TruePic TURBO image processor for outstanding image quality. The CAMEDIA C-5060 Wide Zoom (introduced November 2003) has a 5.1 megapixel CCD and a wide-angle, 27~110mm 4x optical zoom ED lens, and was the first compact digital camera in the world to offer 27mm wide-angle shooting capability.

The DIMA Digital Camera Shoot-Out Awards received by these two cameras are a particularly significant affirmation of Olympus' commitment to the best image quality in that they were granted in a year in which over 50 new products were announced. The award for the CAMEDIA C-8080 Wide Zoom is especially significant in that it was granted in the 8-megapixel high-end compact digital camera category (US$999~$1,299), a category in which numerous leading manufacturers had entries, and which was the focus of a great deal of attention at this year's PMA show. The

CAMEDIA C-5060 Wide Zoom's award was also impressive in that it was granted in a price category (US$599~$799) in which image quality is considered to be particularly important.

Significant market growth is anticipated in the high-end compact digital camera category, and Olympus is delighted that two of its products in this category have received this prestigious award. In the future, it will continue to develop technologies that enable it to offer even higher image quality, as well as products that are truly responsive to user needs.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp


DIMA

「8th Annual 2004 DIMA Digital Shoot-Out Award」


OLYMPUS

「CAMEDIA C-8080 Wide Zoom」


OLYMPUS

「CAMEDIA C-5060 Wide Zoom」

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

March 4, 2004

OLYMPUS OFFICIAL SPONSORSHIP AGREEMENT WITH FERRARI F1 RACING TEAM ENTERS SECOND YEAR

–Industrial videoscopes and other Olympus products play a role at GP circuits worldwide–

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the start of its second season as an official sponsor of the Scuderia Ferrari Formula One racing team (hereinafter Ferrari). The 2004 F1 racing season begins on March 5 in Melbourne with preliminary racing for the Australian Grand Prix. Once again this year, Ferrari cars bearing the Olympus logo will participate in the drama and excitement at racing circuits worldwide. In addition, Olympus support for the Ferrari team will be featured in a variety of corporate advertising and television commercials.

Olympus' official sponsorship and support for the Ferrari team takes a variety of forms that reflect the company's unique heritage.

Looking into the Heart of the Matter

Olympus industrial videoscopes, fiberscopes, rigid borescopes are used to inspect and maintain the engine that is at the heart of every Ferrari racing cars, and are taken to each Grand Prix event so that Ferrari team engineers can perform on-the-spot maintenance inspections.

Thanks to these Olympus products, the engineers can check for unusual wear or damaged parts inside the cylinders without dismantling the engine. At the factory, the fiberscopes and borescopes are linked to digital cameras and used to take photos that show what each internal component looks like when new. The photos serve as a benchmark for comparison that allows the condition of internal components to be quickly assessed at the circuit.

Carrying the Voice of Ferrari to the World

Twenty specially produced Ferrari Red Olympus "Voice-Trek DM-20" digital voice recorders presented to Ferrari's Motor Sport press team are used to bring the comments of drivers Michael Schumacher and Rubens Barrichello, and General Director Jean Todt, to fans around the world.

Ferrari Limited-Edition Digital Camera

In October 2003, Olympus commemorated its sponsorship of Ferrari by introducing the DIGITAL MODEL 2003, a special limited-edition digital camera sold for only 10,000 units worldwide. As the first digital camera in the world to be officially sanctioned by Ferrari it featured a Ferrari Red body with the 'Cavallino Rampante - Prancing Horse' Ferrari logo on the lens barrier, and proved so popular that the 1,000 units offered for sale in Japan were an immediate sellout. DIGITAL MODEL 2003 cameras were also presented to Michael Schumacher, Rubens Barrichello, and Jean Todt for use by Ferrari team personnel.

Ferrari F1 Racing Team Official Sponsor Website

A special Ferrari F1 Racing Team Official Sponsor Olympus website (URL: http://www.olympus-racing.com/) has been set up to provide F1 racing information, forecasts and reports for each Grand Prix race. In addition, it will feature regularly updated Olympus E-1 digital SLR photos by Olympus F1 official photographers, of the action at each Grand Prix event.

In the area of digital cameras, where its products include the Olympus E-System interchangeable-lens-type digital camera system that provides the highest standard of digital image quality, and in the area of medical equipment, where its gastro-endoscopes hold approximately a 70% share of the world market, as well as in other areas of its business, Olympus aims for the No. 1 position worldwide, and is actively implementing this strategy not just in Japan, but also in Europe, the Americas, and the rest of Asia. Through its support for Ferrari, which continues to be the No. 1 team in the widely recognized, highly competitive world of F1 Grand Prix racing, and through the Ferrari team philosophy that embodies a sense of speed, precision, and a thorough passion for victory, Olympus will continue to affirm its position as one of the world's top-class global major brands.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp



The Olympus logo displayed on the Ferrari F1 racing machine



Olympus products being used to inspect a Ferrari engine



A Ferrari model Olympus digital recorder being used at a press conference

Information Sheet

Scuderia Ferrari

As the only team to participate in Formula One Grand Prix racing since its inception in 1950, Ferrari has won 13 driver's world championships, 13 constructor's world championships, and a total of 167 individual Grand Prix races. With the appointment of Jean Todt as General Director in 1993, it has taken performance to a new level, winning a historic nine world championship titles in the five-year period between 1999 and 2003 (four driver's titles for M. Schumacher and five constructor's titles for Ferrari). With its victory last year, it achieved another historic first by winning the constructor's world championship title for five years in a row.

2004 Ferrari Drivers

Michael Schumacher

Born in Germany on January 3, 1969, Michael Schumacher earned 93 driver's points during the 2003 season, making him the world's the top-ranked F1 driver. He made his F1 debut at the Belgian GP in 1991 and won his first world championship in 1994. In all, he has been named world champion six times, in 1994, 1995, 2000, 2001, 2002, and 2003.

Rubens Barrichello

Born in Brazil on May 23, 1972, Rubens Barrichello took fourth place in the 2004 season with 65 points. He made his F1 debut in 1993, and after driving for both the Jordan and Stewart racing teams, joined Ferrari in 2000.

Ferrari Rankings

Year	Rank	Constructor's Points
1999	1	128
2000	1	170
2001	1	179
2002	1	221
2003	1	158

2004 F1 Racing Schedule

No.	GP Event	Date
1	Australian GP	3/7
2	Malaysian GP	3/21
3	Bahrain GP	4/4
4	San Marino GP	4/25
5	Spanish GP	5/9
6	Monaco GP	5/23
7	European GP	5/30

8	Canadian GP	6/13
9	US GP	6/20
10	French GP	7/4
11	British GP	7/11
12	German GP	7/25
13	Hungarian GP	8/15
14	Belgian GP	8/29
15	Italian GP	9/12
16	China GP	9/26
17	Japan GP	10/10
18	Brazilian GP	10/24